MAIL STOP 3561

      November 14, 2005


Mr. Herbert A. Granath
Chairman
Media & Entertainment Holdings, Inc.
4429 Edmondson Avenue
Dallas, TX 75205

Re:	Media & Entertainment Holdings, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed October 17, 2005
		File No. 333-128218

Dear Mr. Granath:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

General
1. We reissue prior comment three to our letter dated September
30,
2005. Add disclosure to the prospectus of the factors you considered in determining to value this offering at $90,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $82,271,000 in the trust fund to effect the business combination contemplated by the registration statement? Discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration" but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on July 8,
2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Media & Entertainment Holdings, Inc. Given management`s extensive and high-level experience in the entertainment, media and communications industries as senior executives, business consultants and/or entrepreneurs, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. Consider adding your supplemental response to our prior comment in the prospectus. We may have further comment.
2. We note in your supplemental response to prior comment three you indicate the valuation would be sufficient to enable the company to
"pursue either spin-off transactions with larger, well-established companies in the target industries ... or acquisitions of small-cap companies in the target industries with attractive valuations that are in need of a new highly experienced management team." It appears that you are seeking these specific types of target businesses. Please revise the document accordingly. Also, it appears that management has intentions to continue with the post-combination business as the management team. This should be disclosed throughout the prospectus in greater detail.

Summary, page 1
3. We note the removal from risk factor 6 of the statement that "the ability of such individuals [i.e. officers and directors] to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination." In light of the removal, if the opposite is true, please clearly disclose throughout the prospectus.

Risk Factors
4. Please update risk factor 4.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.

      Sincerely,




      John Reynolds
      Assistant Director


cc:	Alan I. Annex., Esq.
	Herbert H. Cohen, Esq.
	Fax: (212) 801-6400

Mr. Herbert A. Granath
Chairman
Media & Entertainment Holdings, Inc.
November 14, 2005
P. 1